11/12

02060476

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Occupational Medical Innovations Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 5774 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 12/9/02

annual report 2002

occupational & medical innovations limited

contents

Occupational & Medical Innovations Limited is referred to as OMI throughout this Annual Report 2002

protecting **life**

Protecting life.

It's more than a mission for OMI. It's a calling.

It's a calling to reduce healthworker deaths and injuries by creating practical, easy-to-use solutions.

It's a calling to work directly in partnership with the medical community to develop products to their specific requirements.

And it's a calling to make our communities safer places by replacing a common threat: Sharps injuries.

Guiding our destiny is sound business sense and a real awareness of global market demand.

To date, our innovations match demand.

Each year in the United States alone, close to a million healthcare workers will report that they are the victims of accidental sharps injuries – and must endure an agonising wait to discover if they have contracted HIV, hepatitis or one of the many other blood-borne diseases. Many will die.

OMI offers practical safety for healthworkers in a single-handed action – ranging from our automatic retractable syringe to our safety valves and scalpels.

Our priority therefore, is to get our ideas swiftly and cost effectively into the marketplace.



The 2001-2002 financial year was a time of preparation for OMI, with heavy investment to ready the company for expansion into domestic and world markets and for future investment.

Accordingly, the company recorded a loss of $2,578,531 for 2001-2002, in line with its present strategies.

Financial results for the year are provided elsewhere in the report.

Highlights since the 2000-2001 annual report include:

Safety scalpel

During 2001-2002, OMI reached an agreement with Wuxi Xinda Medical Device Company to manufacture the safety scalpel.

OMI's scalpel was trialled for the first time in an operating theatre in May 2002 and was hailed as a success.

OMI has obtained certification of listing for its scalpel from the Therapeutic Goods Administration (September 2002) and has lodged an application for a similar listing with the FDA in the United States.

Needle-free access valve

OMI's needle-free access valve was the subject of a multimillion-dollar Heads of Agreement, entered into between OMI and B.Braun Australia, in September 2002.

The five-year Heads of Agreement with B Braun will see the valve distributed to Australia and New Zealand as well as South-East Asia.

The agreement is subject to the completion of satisfactory clinical trials and other commercial terms.

Promoting OMI

The OMI Board of Directors and staff continued to promote the company's unique products within Australia and overseas in 2001-2002.

As well as launching a well-designed web site at www.omiltd.com, OMI sought international exposure to its products by attending international conferences in Germany and the United States.

OMI also became a corporate member of the International Sharps Injury Protection Society, which is a global society dedicated to the reduction of sharps injuries worldwide and to the promotion of safe products.



year in **review**



from the **chairman**



On behalf of the Board of Directors, I have pleasure in presenting the annual report for Occupational and Medical Innovations Ltd for the year ended June 30, 2002.

Our third year as a public company proved to be a time of consolidation as an internationally recognised research and development company.

It is pleasing to report that our continuing efforts to reach agreements with international manufacturers and distributors are finally starting to bear fruit.

We are also continuing to build OMI's reputation internationally through trade fairs, professional and governmental contacts. To that end, I travelled to Canberra this year to put to senior Health Department officials personally, the importance of considering OMI's retractable syringe in their deliberations over introducing safe syringes throughout Australia. My visit followed the Federal Government's announcement that it would fund studies into available technology. The results of this study are pending, however we are hopeful OMI's innovative technology will be recognised.

Great achievement is almost invariably a team effort and so it is with OMI.

Bruce Kiehne together with his design team, provides the brilliant inventive talent upon which our company is based. As Managing Director, Bruce also supervises the running of the company and provides guidance on a day-to-day basis.

Each member of the Board brings the considerable experience that they have accumulated in their particular fields to our Board meetings and gives generously of their time outside of these meetings to the furthering of the company.

Finally, I would like to recognise the contribution of each and every one of our OMI employees, all of whom have contributed significantly to our achievements over the past year.

John Taske Chairman

safety **syringe**

In the year 2001/2002, OMI has continued to improve the syringe and develop strategies for its commercialisation.

The safety syringe continues to be one of OMI's premiere products.

OMI has criteria that it applies to all of its innovations: They must be able to be produced in high volumes at low cost.

The OMI fully automatic safety syringe is no exception.

Unlike all but a few of the myriad of other safety syringes, OMI's internationally patented design works on a 1cc syringe (which is approximately one third of the world market), as well as larger syringes. The OMI safety syringe can be manufactured economically because it has only one additional part to a traditional syringe.

Manufacturing Options

At the time of the 2000-2001 annual report going to print, OMI had reported that PriceWaterHouseCoopers had been commissioned to conduct a comprehensive feasibility study into a manufacturing plant to produce the syringe. This report is now being reviewed and is providing invaluable assistance to the Board to enable it to develop strategies to commercialise the syringe.

A pilot plant is one way to introduce safety syringes gradually into the market to meet domestic and small export orders. This is one of the strategies being considered by the Board.

The company is also continuing discussions with various organisations about outsourcing the manufacturing of the syringe, similar to its strategies for the scalpel and needle-free access valve.

Federal Government research

This year, the Federal Government announced that it would provide $27.5 million over four years to develop a retractable syringe and introduce it into the Australian market.

OMI Chairman, Dr John Taske, travelled to Canberra soon after the announcement to acquaint Federal Health Department officials with OMI's safety syringe and its considerable benefits.

safety **in one hand**

Nowhere is OMI's commitment
to solving life-threatening problems greater
than through its safety syringe.

Ingenious and economical to manufacture, the safety syringe has a needle that automatically retracts into the plunger as soon as the fluid is expelled.

The result? No needle to cap,
and no accidental sharps injuries at the time of greatest danger: Straight after an injection.

- One-handed use
- Dead space similar to standard syringes
- Fully automatic activation
- Complete self-destruction




han 27 billion syringes are used worldwide every year, with 10.4 million in Queensland alone.

safety **in one hand**

OMI's safety scalpel offers safety in a single-handed movement, with a protective guard that covers the blade for safe loading, passing, changing or disposing.

The guard retracts smoothly into the handle to expose the blade for incisions.

As with all of OMI's innovations, the safety scalpel offers an important point of departure from other safety scalpels on the market. OMI's scalpel differs from others available because its handles are available in both disposable plastic and reusable stainless steel.



- One-handed use
- Easy blade loading and ejecting
- Familiar handle size and shape
- Guard position 'clicks' into place


This year in the United States, approximately 23,000 healthworkers contract
Hepatitis or AIDS through sharps injuries. Some will die.

Injuries happen. It's a reality of life for operating theatre staff worldwide.

Through OMI's safety scalpel however, which covers the blade when it is being passed or changed, the number of sharps injuries from this medical instrument can be minimised.

Scalpel assessment

The debut of OMI's safety scalpel took place at Brisbane's Princess Alexandra Hospital in May 2002, amidst strong media coverage.

The Brisbane use of the OMI safety scalpel was quickly followed by a further assessment in the United States, by medical and paramedical personnel.

Australia represents only a small percentage of the worldwide scalpel market, which is conservatively estimated at one billion units each year. To reach the international market, testing and awareness-raising campaigns remain essential elements of OMI's marketing strategy.

Manufacturing agreement

OMI anticipates the release of the safety scalpel on the market in the near future.

This follows a manufacturing agreement reached with Wuxi Xinda Medical Device Company in China. OMI's representatives inspected the manufacturing operations at Wuxi Xinda before signing the agreement.

Under the agreement, Wuxi Xinda will manufacture the scalpel under the OMI trademark and OMI will establish distribution initially throughout Australia, New Zealand and South-East Asia.

Government certification

Shortly after the end of the 2001-2002 year, the Australian Therapeutic Goods Administration listed the scalpel on the Australian Register of Therapeutic Goods as approved for sale in Australia.

Certification by the Food and Drug Administration (FDA) in the United States is still pending.

safe **valve**

Cross-infection is a growing problem in hospitals worldwide.

OMI's needle-free access valve is designed to remove any bacterial traps, and allows a flush seal for swabbing prior to use.



Multimillion dollar deal

Since the end of the financial year, a solid marketing drive by OMI has resulted in the signing of a Heads of Agreement with B Braun Australia. The agreement contemplates B Braun purchasing not less than four million valves per year over the next five years.

This agreement will see the valve manufactured and distributed to markets in Australia and Asia, and is subject to OMI satisfactorily completing clinical trials and other commercial terms.

B Braun, founded in Germany over 165 years ago, is one of the world's largest manufacturers and suppliers to international health care markets. The company has a turnover of E2.6 billion and has over 28,000 employees in 50 countries.

Readying for manufacture

OMI's design team was hard at work in 2001/2002 readying the needle-free access valve for manufacture. Part of their innovative work included harnessing emerging technology, by using exotic elastic materials and creating dual-material mouldings.

safety **in one hand**

The use of OMI's needle-free access valve protects both patients and healthcare professionals.

Firstly, it reduces the risk of cross-infection to the patient by possessing a flat rather than a recessed surface for syringe introduction.

This flat surface can easily be swabbed with antiseptic before use.

Secondly, it is designed to provide a positive pressure 'flush' every time the valve is disconnected – thus reducing the chance of blood clotting in the valve and attached intravenous cannula.

Thirdly, its design allows needle-free access to the patient, reducing the chance of needlestick injuries to staff.

And finally, it is robust, reliable and economical.

- Swabbable face
- Latex-free
- Positive pressure 'flush' on syringe disconnection
- Two-way, luer-activated flow
- Standard male/female luer fittings




As more countries embrace needle-free technology,
he market for needle-free access valves
vill grow significantly.

what we **deliver**

OMI's R&D services help bring companies' products to market faster and more efficiently.

Honed through our own expertise in bringing products to the international arena, we offer services ranging from identifying first opportunities through to developing products and systems and trial production.

The secret to our success lies in teamwork, drawing together an expert team to develop the most innovative solutions.

- Development expertise to bring products to market faster
- Full range of services
- On-time delivery
- Proven methods, solutions and management





r&d services

OMI is constantly seeking opportunities for new products within and beyond the medical arena.

A world of opportunities

Through OMI's growing international contacts, it is apparent that markets exist for new products – both in the medical arena and beyond in general workplace safety.

To meet demand, OMI is continually identifying opportunities for growth and applying its considerable design and development capabilities to creating new products.

Meanwhile, OMI's design staff remain committed to readying existing products for manufacture and sale.

Partnerships

During 2001-2002, OMI continued its secondary focus of providing research and development capabilities to other companies.

Although readying its own products for market remains the company's priority, OMI's expertise in devising cost-effective solutions continues to generate interest from other companies.

meet the **board**

All six members of the OMI Board of Directors have held their appointments since 2000, offering expertise, professionalism and stability to the decisions made by the company.

There are five non-executive directors and one executive director.

Dr John Taske
Non-executive Chairman

Dr John Taske is a medical specialist in the field of anaesthesia, with a further qualification in tropical medicine.

John has been extensively involved with OMI since its inception, including working closely with founder Bruce Kiehne, and advising on *modifications to Bruce's innovations during the development phase.*

After resigning from the Australian Regular Army as a colonel after 16 years of services - including 13 months' deployment in Vietnam and three years with the SAS - John was Director of Anaesthesia at the Princess Alexandra Hospital for six years.

John is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery.

Roderick William Siller
Director

Rod Siller's expertise lies in the resources sector - primarily domestic and international mining and oil industries.

For the past 10 years, he has worked for the Schlumberger Group of Companies and Sperry-Sun International (part of the Dresser Industries Group). Both are leaders in oilfield technology and research.


Michael Hayne

David Jenkins

Bill Grady

Bruce Kiehne

John Taske

Michael Hayne Director

Michael Hayne brings to the Board of Directors significant expertise in corporate law, commercial law and general business consulting.

Michael, who was admitted as a Solicitor of the Supreme Court in Queensland in 1974 and to the High Court of Australia, has worked since 1976 as a partner of Nicholson's (formerly Sydney Robertson & Nicholson).

He is a member of the Australian Institute of Company Directors.

David Jenkins
Director

David Jenkins offers OMI considerable experience in the financial arena. He has worked for over 30 years in commercial business ventures.

A specialist financier, David gained his expertise through a wide range of commercial entities, ranging from multinational operations in Australia and overseas to small, privately owned companies specialising in technology operations.

William (Bill) Allan Grady
Director

Bill Grady has worked closely with Bruce Kiehne to develop OMI's range of safety products.

He is also the finance director of the Motorama Group, which is one of the largest privately owned companies in Queensland.

Bill has been closely involved in the growth and success of Motarama - a diversified motor dealer on Brisbane's southside - for the past 28 years.

Bruce Kiehne
Managing Director

A natural flair for engineering design led Bruce Kiehne to his ultimate course of designing and developing products to make workplaces safer.

Bruce was, for many years, employed in the heavy machinery and vehicle maintenance industry. He first began to explore the potential of product innovation in 1989, when he was commissioned to design and construct a Brisbane manufacturing plant to produce car products. That project included designing tooling and manufacturing equipment.

For the past three years, Bruce has designed and developed products to promote medical and workplace safety - becoming, in the process, OMI's managing director and inhouse inventor.

taking the company **overseas**

Taking OMI overseas

OMI continued its campaign of promoting its brand identity and products overseas in 2001-2002.

Through expanding its list of global contacts, OMI is able to identify new markets for its products and services.

Highlights of OMI's international promotion included:

K2001 International plastics and manufacturing exhibition

Technical leads gleaned at the K2001 plastics exhibition, held in Dusseldorf, Germany in October/November 2001 have already expanded OMI's knowledge of plastics, moulding and manufacturing techniques.

This annual international exhibition showcases emerging global trends in plastics design and manufacturing.

In particular, OMI staff were able to transform their newly acquired knowledge into action in their prototype workshop, where tooling and equipment are designed, trialled and modified.

ISIPS membership

During 2001-2002, OMI became a corporate member of the International Sharps Injury Protection Society (ISIPS). ISIPS, an international group of medical device, pharmaceutical companies, health organisations and healthcare professionals, is focused on reducing sharps injuries worldwide through education and innovation.

MEDICA 2001

OMI attended the MEDICA 2001 convention, which was also held in Dusseldorf in November 2001.

Medica is the world's leading trade fair for inpatient and outpatient care.

This year, there were more than 3,500 exhibitors and 125,000 visitors, with OMI's products attracting considerable international interest.

OMI online

OMI also launched its new-look website at www.omiltd.com during 2001-2002.

The informative web site, which is an ideal medium for shareholders wishing to follow OMI's progress, includes a visual display of how each unique device works, as well as information about the company's directors and plans.

corporate **governance**

OMI's commitment to best practice extends to its corporate governance. Corporate governance - the main corporate practices undertaken by the company - ensures OMI and its shareholders benefit from the best possible accountability and cost efficiency.

The role of the Board of Directors

Directors are responsible for the overall corporate governance of OMI and have final responsibility for managing the company's business and affairs.

While the day-to-day management of OMI is the responsibility of the Managing Director and his executive team, accountability ultimately rests with the Board.

The Board ensures the highest possible standards of behaviour and accountability are achieved by:

- Formulating and approving objectives, goals and strategic management directions
- Monitoring financial performance, including adopting annual budgets and approving OMI's financial statements
- Ensuring adequate systems of internal control exist and are appropriately monitored for compliance
- Selecting the Managing Director, and reviewing

the performance of senior operational management staff.

- Ensuring significant business risks are identified and appropriately managed.

Composition of the Board
With the exception of Bruce Kiehne, who is the Managing Director, Board members hold their positions in non-executive capacities.

One-third of directors must retire each year (by rotation), but may offer themselves for re-election. Board membership is reviewed annually, with nominations called for at an annual general meeting.

Establishment and review of compensation for non-executive Board members is determined at a directors meeting.

Criteria for membership include possessing knowledge of the group's history and relevant industry, or other professional expertise.

This structure and predominance of non-executive directors provides a clear separation of the Board from the executive management of the company and ensures the independence of the Board. The structure also provides the company with the benefit of a diverse range of experience, qualifications and professional skill.

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 32, Central Plaza One
345 Queen Street
BRISBANE QLD 4000
PH (07) 3237 2100
Fax (07) 3229 9860

Restricted securities
In compliance with the listing rules of the Australian Stock Exchange and with agreement of the shareholders involved, a restriction has been placed on the ability of a number of founding shareholders to trade their shares for the following periods:
24 months from the date of office quotation
(October 12, 2002) 16 572 240

Current on-market buy-back
There is no current on-market buy-back in place.

Independent professional advice

Approval must be sought from all directors at a directors' meeting before the Board can seek independent professional advice at the company's expense. However, individual directors can seek advice in the conduct of their duties for the company, subject to the reasonableness of the costs.

Board meetings in 2001-2002

The Board met on 12 occasions during the reporting period of this annual report. In addition, the Board has three committees:

- Remuneration Committee
- Audit Committee
- Compliance Committee.

Remuneration Committee

Board members John Taske, Michael Hayne and Bill Grady comprise the Remuneration Committee, which meets to review the salary packages and policies of all directors and senior executive officers at least once a year.

This committee met once during the reporting period.

Audit Committee

Bill Grady and David Jenkins are the members of the Audit Committee, which met twice during 2001-2002.

The main functions of this committee are to:

- Nominate external auditors
- Assess the appropriateness and quality of accounting policies, practices, disclosures and reporting
- Review the scope and results of internal, external and compliance audits
- Maintain open lines of communication between the Board and internal and external auditors
- Review the adequacy of external audit arrangements
- Receive and consider the reports from external auditors, as well as review all published financial reports which require appraisal from the Board.

Compliance Committee

John Taske, Michael Hayne and David Jenkins comprise the Compliance Committee.

This committee, which met once during 2001-2002, is responsible for:

- Reviewing the scope and results of compliance audits
- Maintaining open lines of communication between the Board and the Company's compliance officers
- Reviewing and reporting to the Board on the annual report and financial statements
- Assessing the adequacy of OMI's internal controls, and making informed decisions regarding compliance policies, practices and disclosures.

2002 **financial report**

directors **report**

The Board of Directors for OMI Ltd submits the following report for the year ended June 30, 2002.

Review and results of operations

The consolidated operating profit after income tax for the financial year ended June 30, 2002 was a loss of $2,578,531 (2001: $1,499,884).

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Principal activities

The principal activities of the consolidated entity during the year were the acquisition and development of safety equipment used in the Medical industry.

Significant after balance date events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than as disclosed in note 30 to the financial statement.

Likely future developments and expected results

The particular information required by sub-section 299(1) (e) of the Corporation Act 2001 has been omitted from the report because the directors believe that it would result in unreasonable prejudice to the consolidated entity.

Performance in relation to environmental regulation

There has been no matter either during or since the end of the financial year which in the opinion of the directors would give rise to any conflict with the provisions of existing environmental regulation.

Dividends paid or recommended

There has been no dividend paid or recommended during or since the financial year.

Directors' meetings

Number of directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
J Taske	12	10
W Grady	12	12
B Kiehne	12	12
D Jenkins	12	12
M Hayne	12	12
R Siller	12	6

Interests of directors

At the date of this report the following interests in ordinary shares were held by directors:

Name of director	Ordinary shares
J Taske	619 900
W Grady	3 230 000
B Kiehne	9 841 410
D Jenkins	370.000
M Hayne	38 000
R Siller	65 000

Emoluments of directors and senior executive officers

Details of the nature and amount of each major element of the emoluments of each director of the company and the officers of the company and the consolidated entity are:

Director	Basic emoluments	Non-Cash Benefits	Superannuation	Totals
J Taske	30 000	-	-	30 000
B Kiehne	182 571	14 981	12 845	210 397
D Jenkins	24 000	-	-	24 000
M Hayne	24 000	-	-	24 000
W Grady	24 000	-	1 920	25 920
R Siller	14 000	-	-	14 000
Executive officer				
A Horstman	55 692	2 630	4 455	62 777

Options

No options to acquire shares in the company have been granted during the financial year and no options were outstanding at the end of the financial year.

Indemnification of officers and auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the year the consolidated entity paid a premium of $15,360 to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Signed in accordance with a resolution of the Board of Directors:

Director
Dated this 24th day of September, 2002.

DIRECTORS' DECLARATION

In the opinion of the directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with Corporations Act 2001, comply with Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at June 30, 2002 and of their performance for the year ended on that date;

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

Director
Dated this 24th day of September, 2002.

Statement of financial performance

For the year ended 30 June 2002

	NOTE	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $	Parent entity 2001 $
Revenue from ordinary activities	3	220 299	244 323	162 907	228 651
Expenses from ordinary activities	4	(2 794 508)	(1 739 817)	(651 496)	(588 617)
Borrowing cost expenses		(4 322)	(4 390)	-	(427)
Profit/(loss) from ordinary activities before income tax expenses		(2 578 531)	(1 499 884)	(488 589)	(360 393)
Income tax expense relating to ordinary activities		-	-	-	-
Net profit (loss)		(2 578 531)	(1 499 884)	(488 589)	(360 393)
Total revenue, expenses and valuation adjustments recognised directly in equity		-	(306 629)	-	(306 629)
Total changes in equity other than those resulting from transactions with owners as owners	16	(2 578 531)	(1 806 513)	(488 589)	(667 022)
Basic earnings per share	17	(10.17) cents	(6.24) cents		

Statement of financial position

As at 30 June 2002

	NOTE	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $	Parent entity 2001 $
Current assets					
Cash assets	27(i)	2 268 701	3 956 604	2 242 393	3 942 415
Receivables	6	22 852	73 052	2 205 328	871 734
Other	7	125 357	-	300	-
Total current assets		2 416 910	4 029 656	4 448 021	4 814 149
Non-current assets					
Property, plant and equipment	8	173 225	220 535	215	362
Other financial assets	9	-	-	16 564 639	16 567 393

The above statement of financial performance should be read in conjunction with the attached notes.

Statement of financial position (continued)

As at 30 June 2002

	NOTE	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $.	Parent entity 2001 $
Intangible assets	10	17 486 902	18 458 036	3 009 328	3 178 543
Other	11	924 425	752 469	150 893	124 482
Total non-current assets		18 584 552	19 431 040	19 725 075	19 870 780
Total assets		21 001 462	23 460 696	24 173 096	24 684 929
Current liabilities					
Payables	12	51 707	86 441	28 408	51 652
Interest bearing liabilities	13	154 039	25 482	-	-
Provisions	14	43 074	26 729	-	-
Total current liabilities		248 820	138 652	28 408	51 652
Non-current liabilities					
Interest bearing liabilities	13	41 858	35 749	-	-
Provisions	14	3 020	-	-	-
Total non-current liabilities		44 878	35 749	-	-
Total liabilities		293 698	174 401	28 408	51 652
NET ASSETS		**20 707 764**	**23 286 295**	**24 144 688**	**24 633 277**
Equity					
Contributed equity	15	25 047 097	25 047 097	25 047 097	25 047 097
Retained profits/ (accumulated losses)		(4 339 333)	(1 760 802)	(902 409)	(413 820)
TOTAL EQUITY		**20 707 764**	**23 286 295**	**24 144 688**	**24 633 277**

The above statement of financial performance should be read in conjunction with the attached notes.

Statement of Cash Flows

For the year ended 30 June 2002

	NOTE	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $	Parent entity 2001 $
Cash flows from operating activities					
Receipts from customers		105 944	10 930	70 134	-
Payments to suppliers and employees		(1 946 499)	(762 765)	(1 908 107)	(1 384 296)
Interest received		136 388	195 061	135 657	194 669
Borrowing costs paid		(4 322)	(4 390)	-	-
GST recovered		92 384	95 030	28 705	100 436
Net cash provided by (used in) operating activities	27(ii)	(1 616 105)	(466 134)	(1 673 611)	(1 089 191)
Cash flows from investing activities					
Payments for property, plant & equipment		(71 332)	(150 894)	-	(602)
Proceeds from sale of plant & equipment		40 334	-	-	-
Payments for other non-current assets		(171 956)	(550 200)	(26 411)	(12 132)
Payments for intangibles		(3 510)	(104 506)	-	(114 026)
Net cash acquired/(paid) on acquisition of controlled entities		-	(2 754)	-	(2 754)
Net cash provided by/(used in) investing activities		(206 464)	(808 354)	(26 411)	(129 514)
Cash flows from financing activities					
Proceeds of borrowings		134 666	61 231	-	-
Proceeds from share issue		-	4 999 976	-	4 999 976
Capital raising costs		-	(108 753)	-	(108 753)
Net cash provided by/(used in) financing activities		134 666	4 952 454	-	4 891 223
Net increase/(decrease) in cash held		(1 687 903)	3 677 966	(1 700 022)	3 672 518

The above statement of cash flows should be read in conjunction with the attached notes.

Statement of Cash Flows (continued)
As at 30 June 2002

	NOTE	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $	Parent entity 2001 $
Cash at the beginning of the financial year		3 956 604	278 638	3 942 415	269 897
CASH AT THE END OF THE FINANCIAL YEAR	27(i)	2 268 701	3 956 604	2 242 393	3 942 415

Notes to and forming part of the financial statements for the year ended 30 June 2002

1. Summary of significant accounting policies

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the basis of historical costs.

(a) Recoverable amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(b) Principles of consolidation

The consolidated financial report combines the financial reports of Occupational & Medical Innovations Limited (parent entity) and all its controlled entities (refer note 25).
The effects of all transactions between entities in the consolidated entity have been eliminated.

(c) Income tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as 'future income tax benefits' or 'provisions for deferred income tax', as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(d) Property, plant and equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using the straight line method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

The above statements of cash flows should be read in conjunction with the attached notes.

Notes to and forming part of the financial statements for the year ended 30 June 2002

(e) Employee entitlements
The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:
- Wages and salaries and annual leave regardless whether they are expected to be settled within 12 months of balance date; and
- Other employee entitlements, which are expected to be settled within 12 months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue recognition
Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) Intangibles
Patents are brought to account at cost and amortised using the straight-line method over 20 years.

(h) Deferred research and development costs
Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually. Costs associated with abandoned projects are written off.

(i) Payables
Accounts payable represent the principle amounts outstanding at balance date plus. Accounts payable are normally settled on 30-day terms and are non-interest bearing.

(j) Receivables
Trade accounts receivable and other receivables represent the principal *amounts due at balance date. Trade accounts receivable are non-interest* bearing and are normally settled on 30-day terms.

(k) Interest-bearing liabilities
Interest-bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) Net fair values
The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing costs
Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Credit risk
Maximum credit risk exposure of financial assets is represented by the carrying amounts in the Statement of Financial Position. The consolidated entity has no significant concentration of credit risk with any single counterparty or group of counterparties.

(o) Leases
Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

Notes to and forming part of the financial statements

For the year ended 30 June 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
2. Profit/(loss) from ordinary activities				
The following items have been recognised in the profit/(loss) from ordinary activities:				
Net expenses resulting from movements in provisions:				
Depreciation/amortisation of non-current assets:				
Plant and equipment	83 228	28 217	147	186
Patents	974 644	978 896	169 215	167 232
	1 057 872	1 007 113	169 362	167 418
Operating lease rental expense	51 600	34 400	-	-
Net gain on sale of non-current assets	4 920	-	-	-
3. Revenues from ordinary activities				
Operating revenue:				
Rendering of services	8 782	15 280	-	-
Non-operating revenue:				
Interest	136 388	229 043	135 657	228 651
Proceeds on sale of non-current assets	40 334	-	-	-
Grants	27 250	-	27 250	-
Other	7 545	-	-	-
	220 299	244 323	162 907	228 651
4. Expenses from ordinary activities				
Classification of expenses by nature:				
Employee costs	580 602	351 858	12 096	153 360
Depreciation expense	56 652	19 812	147	186
Amortisation expense	1 001 220	987 301	169 215	167 232
Consulting fees	221 016	70 077	164 209	69 897
Insurance	110 112	28 939	6 006	28 489
Legal costs	32 746	39 066	27 125	39 066
Travel	85 568	45 850	12 601	40 735
Marketing	26 106	16 510	-	16 510
Other expenses from ordinary activities	680 486	180 404	260 097	73 142
	2 794 508	1 739 817	651 496	588 617

Notes to and forming part of the financial statements

As at 30 June 2002

5. Income tax

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:				
Prima facie tax benefit on operating profit (calculated at 30%. 2001: 34%)	(773 559)	(509 691)	(146 577)	(122 533)
Tax effect on permanent differences:				
Amortisation of patents	292 140	323 825	50 765	56 859
Other non deductible items	10 514	13 998	8 138	13 852
FITB not brought to account	470 905	171 868	87 674	51 822
	-	-	-	-

Potential future income tax benefits at 30% (2001: 30%) attributable to tax losses and timing differences carried forward amounting to $705,195 (2001: $150,826) (consolidated entity) and $185,877 (2001: $98,203) (parent entity) have not been brought to account because directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a)The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;

(b)The consolidated entity continues to comply with the conditions for deductibility imposed by law: and

(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation

The balance of the franking account of the consolidated entity and parent entity at the end of the year was nil.

No dividends were paid during the year.

For the year ended 30 june 2002

6. Receivables

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
Trade accounts receivable	22 852	24 182	3 228	5 878
Non-trade debtors receivable from subsidiaries (of the parent entity) in the wholly owned group	-	-	2 202 100	829 643
Other	-	48 870	-	36 213
	22 852	73 052	2 205 328	871 734

Notes to and forming part of the financial statements

For the year ended 30 June 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
7. Other current assets				
Prepayments	124 957	-	-	-
Other	400	-	300	-
	125 357	-	300	-
8. Property, plant and equipment				
Plant and equipment at cost	241 281	231 305	548	548
Accumulated depreciation	(92 831)	(57 411)	(333)	(186)
	148 450	173 894	215	362
Leasehold improvements at cost	75 763	71 053	-	-
Accumulated amortisation	(50 988)	(24 412)	-	-
	24 775	46 641	-	-
	173 225	220 535	215	362
Movements during the year:				
Plant and equipment:				
Beginning of the year	173 894	106 954	362	-
Additions	66 622	123 544	-	548
Disposals	(35 414)	-	-	-
Depreciation	(56 652)	(56 604)	(147)	(186)
	148 450	173 894	215	362
Leasehold improvements;				
Beginning of the year	46 641	42 975	-	-
Additions	4 710	27 350	-	-
Amortisation	(26 576)	(23 684)	-	-
	24 775	46 641	-	
Depreciation/amortisation capitalised to deferred research and development costs.	-	52 071	-	-

Notes to and forming part of the financial statements

For the year ended 30 June 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
9. Other financial assets				
Investment in controlled entities - at cost	-	-	16 564 639	16 567 393
10. Intangibles				
Patents at cost	19 654 009	19 651 141	3 381 699	3 381 699
Accumulated amortisation	(2 167 107)	(1 193 105)	(372 371)	(203 156)
	17 486 902	18 458 036	3 009 328	3 178 543

The directors have determined that patents and associated deferred research and development costs (note 11) totalling $18 411 327 (2001: $19 210 505) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/ licencing of patents and/or sale of the patents.

Subsequent to balance date, an exclusive heads of agreement has been signed for sale of not less than 4 000 000 units per year for five years of the OMI needle free access value (refer note 30).

The safety scalpel has recently been subjected to trials in the United States. The interest generated from these trials has prompted the company to apply for approval from the US regulatory body, the Food and Drug Administration (FDA) and the consolidated entity is currently involved in negotiations with a number of companies in respect of licensing of this patent/distribution of product.

At the date of this report, the reliability of the expected cash flows is dependent upon the outcome of the current heads of agreement and other negotiations and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly, no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs to the consolidated entity. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $	Parent entity 2001 $
11. Other non-current assets				
Deferred research and development costs	924 425	752 469	150 893	124 482
	924 425	752 469	150 893	124 482
12. Payables (current)				
Trade accounts payable and accruals	51 707	86 441	28 408	51 652
	51 707	86 441	28 408	51 652

Notes to and forming part of the financial statements
For the year ended 30 June 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
13. Interest-bearing liabilities				
Current:				
Loans - other	154 039	25 482	-	-
Non-current:				
Loans - other	41 858	35 749	-	-
14. Provisions				
Current:				
Employee entitlements	43 074	26 729	-	-
Non-Current:				
Employee entitlements	3 020	-	-	-
Aggregate employee entitlements	46 094	26 729	-	-

The consolidated entity had 9 (2001:7) full-time or full-time equivalent employees at June 30, 2002.

	Consolidated 2002 $	Consolidated 2001 $	Parent entity 2002 $	Parent entity 2001 $
15. Contributed equity				
Issued shares:				
25 353 726 (2000: 20 353 750) ordinary shares	25 047 097	25 047 097	25 047 097	25 047 097
Shares issued during the period:				
Opening balance	25 047 097	20 353 750	25 047 097	20 353 750
4,999,976 ordinary shares issued at $1 cash consideration pursuant to the prospectus	-	4 999 976	-	4 999 976
Share issue costs	-	(306 629)	-	(306 629)
	25 047 097	25 047 097	25 047 097	25 047 097

Ordinary shares carry voting rights of one vote per share

Notes to and forming part of the financial statements

For the year ended 30 June 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
16. Retained profits and total equity				
(a) Retained profits/(accumulated losses)				
Balance at beginning of year	(1 760 802)	(260 918)	(413 820)	(53 427)
Net profit/(loss)	(2 578 531)	(1 499 884)	(488 589)	(360 393)
Balance at end of year	(4 339 333)	(1 760 802)	(902 409)	(413 820)
(b)Total equity				
Balance at beginning of year	23 286 295	20 092 832	24 633 277	20 300 323
Total changes in equity recognised in the Statement of Financial Performance	(2 578 531)	(1 806 513)	(488 589)	(667 022)
Transactions with owners as owners:				
- contributions of equity	-	4 999 976	-	4 999 976
Balance at end of year	20 707 764	23 286 295	24 144 688	24 633 277
17. Earnings per share				
Basic earnings per share	(10.17) cents	(6.24) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	25 353 726	24 024 965		
Net profit/(loss) used in calculating basic earnings per share	(2 578 531)	(1 499 884)		

Diluted earnings per share is not applicable as there are no potential ordinary shares

Notes to and forming part of the financial statements

For the year ended 30 June 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
18. Auditors' remuneration	$	$	$	$
Audit of financial reports	12 000	10 000	12 000	10 000
Other services	52 775	18 824	52 775	18 824
	64 775	28 824	64 775	28 824

19. Directors' remuneration

	Consolidated 2002	Consolidated 2001	Parent entity 2002	Parent entity 2001
Income paid or payable, or otherwise made available, to directors by the parent entity or by any related party:			328 317	306 823
To all directors of each entity in the consolidated entity by the entities of which they are directors or by any related party:	328 317	306 823		
Number of directors of the parent entity whose total income falls within the following bands are as follows:				
$10,000 - $19,999			1	1
$20,000 - $29,999			3	3
$30,000 - $39,999			1	1
$170,000 - $179,999			-	1
$210,000 - $219,999			1	-

The names of directors in office during the year are disclosed in note 24(iii).

20. *Executives' remuneration*

	Consolidated 2002	Consolidated 2001	Parent entity 2002	Parent entity 2001
Aggregate remuneration of all executive officers whose remuneration exceeds $100,000 (including remuneration from related parties in connection with the management of the affairs of the parent entity or any of its subsidiaries)	210 397	179 383	210 397	179 383
Numbers of executive officers whose total remuneration exceeds $100,000:				
$170,000 - $179,999	1	1	1	1

Notes to and forming part of the financial statements for the year ended 30 June 2002

21.Ultimate Parent Entity
The ultimate parent entity is Occupational & Medical Innovations Limited

22. Segment information
The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographical segment, being Australia.

23. Credit risk exposure
The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the balance sheet net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

24. Related party transactions
(i) **Transactions with directors and their director-related** entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr Hayne, totalling $71,602 (2001: $28,644).

(b) Vehicle servicing costs paid to Motorama Group, a company of which Mr W Grady is a director, totalling $3,443 (2001: 1,239).

(c) Acquisition of a motor vehicle from the Motorama Group, a company of which Mr W Grady is a director, at a cost of $51,558 (2001: NIL).

(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins, totalling $61,641 (2001: $45,631).

(e) Purchase of equipment from Dr J Taske totalling $NIL (2001: $860).

(f) Purchase of equipment from Mr B Kiehne totalling $NIL (2001: $2,000).

(g) Wages paid to relatives of Mr B Kiehne totalling $41,334 (2001: $132,688).

(ii) **Transactions within the wholly-owned group**
All transactions within the wholly-owned group have been eliminated.

(iii) **Directors holding office**
Names of directors holding office continually during the current and prior financial year are:
J Taske, W Grady, B Kiehne, D Jenkins, M Hayne, R Siller

(iv) **Aggregate shares held by directors or any of their related entities** in Occupational & Medical Innovations Limited:

	2002	2001
Ordinary shares	15 486 277	15 498 582

(v) **Aggregate shares acquired or disposed by directors or any of their related entities in Occupational & Medical Innovations Limited:**

	2002	2001
Ordinary shares acquired	11 500	82 000
Ordinary shares disposed	23 805	-

(vii) Information of remuneration of directors is set out in Note 19.

25. Controlled entities
Controlled entities of Occupational Country of incorporation Percentage of shares held & Medical Innovations Limited

OMI Research Pty Ltd	Australia	100%
Jireh Tech Pty Ltd	Australia	100%
OMI Inc	USA	100%
OMI Manufacturing Pty Ltd	Australia	100%

Controlled entity acquired in the year ended June 30, 2001
OMI Inc was incorporated during the year ended June 30, 2001 at a cost of $2,754. The company has not traded since incorporation.
OMI Manufacturing Pty Ltd was incorporated on June 27, 2002 at a cost of $915. The company has not traded since incorporation.

26. Financial instruments

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the Board.

The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2002	Non-interest bearing	Fixed interest rate maturing: 1 year or less	Fixed interest rate maturing: 1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
	$	$	$	$	$	$
Financial assets:						
Cash	10	1 975 809	-	292 882	2 268 701	4.02%
Receivables	22 852	-	-	-	22 852	-
	22 862	1 975 809	-	292 882	2 291 553	
Financial liabilities:						
Trade accounts payable						
Loans - other	51 707	-	-	-	51 707	-
-	154 039	41 858	-	195 897	5.91%	
	51 707	154 039	41 858	-	247 604	
Net financial assets/(liabilities)	(28 845)	1 821 770	(41 858)	292 882	2 043 949	

2001	Non-interest bearing	Fixed interest rate maturing: 1 year or less	Fixed interest rate maturing: 1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
Financial assets:						
Cash	752	3 814 381	-	141 471	3 956 604	4.7%
Receivables	73 052		-	-	73 052	-
		-	-	-	-	-
	73 804	3 814 381	-	141 471	4 029 656	
Financial liabilities:						
Trade accounts payable	86 441	-	-	-	86 441	
Loans - other	-	25 482	35 749	-	61 231	8.6%
	86 441	25 482	35 749	-	147 672	
Net financial assets/(liabilities)	(12 637)	3 788 899	(35 749)	141 471	3 881 984	

27. Notes to Statements of Cash Flows

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
Cash on hand	10	752	10	10
Cash at bank	292 882	141 471	266 574	128 024
Cash on deposit	1 975 809	3 814 381	1 975 809	3 814 381
	2 268 701	3956 304	2 242 393	3 942 415
(ii) Reconciliation of net cash provided by *operating activities to operating profit after income tax*				
Profit/(loss) from ordinary activities after income tax	(2 578 531)	(1 499 884)	(488 589)	(360 393)
Depreciation/amortisation of plant and equipment	83 228	28 217	147	186
Amortisation of intangibles	974 644	978 896	169 215	167 232
Gain on sale of non-current assets	(4 920)	-	-	-
Write down in investments	-	-	2 754	-
Changes in assets and liabilities:				
Trade creditors	(34 734)	69 507	(23 244)	41 836
Other current assets	48 470	400	-	-
Receivables	10 138	(58 164)	40 159	(39 860)
Prepayments	(124 957)	-	(300)	-
Provision for employee entitlements	19 365	26 729	-	-
GST clearing	(8 808)	73 930	(1 296)	8 489
Loans – related corporations	-	-	(1 372 457)	(906 681)
	1 616 105	(380 369)	(1 673 611)	(1 089 191)
(iii) Loan facilities				
Loans – other:				
Used	195 897	61 231	-	-
Unused	-	-	-	-
Total facility	195 897	61 231	-	-

Notes to and forming part of the financial statements
For the year ended 30 june 2002

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
Included in loans - other are:				
Hire purchase liabilities	59 908	61 231	-	-
Unsecured loans	135 989	-	-	-
	195 897	61 231	-	-

28. Commitments for expenditure

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
Operating leases				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment.				
Not later than one year	51 600	51 600	-	-
Later than one year and not later than five years	-	51 600	-	-
	51 600	103 200	-	-

Operating lease relates to the lease of the principal place of business. Future commitments are subject to CPI increases.
Such increases are not included above.

	Consolidated		Parent entity	
	2002	2001	2002	2001
	$	$	$	$
Hire purchase				
Minimum payments under hire purchase *agreements due:*				
Not later than one year	22 300	27 518	-	-
Later than one year and not later than five years	48 189	42 215	-	-
	70 489	69 733	-	-
Future finance charges	(10 581)	(8 502)	-	-
Hire purchase liability	59 908	61 231	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

Notes to and forming part of the financial statements for the year ended 30 June 2002

29. Principal place of business

Occupational &Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the directors' report.

30. Events subsequent to balance date

On September 18, the consolidated entity entered into an exclusive heads of agreement with B.Braun Australia for the sale and distribution of the OMI needle free access value. Terms of the five-year agreement require B.Braun to purchase not less than four million units per year. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms.

Initial sales will be throughout Australia and Asia. At the date of this report the financial effect of the agreement cannot be reliably estimated.

Independent Audit Report to the members of Occupational & Medical Innovations Limited. ACN 091 1928 71

Scope

We have audited the financial report of Occupational & Medical Innovations Limited for the financial year ended June 30, 2002 as set out on pages 26 to 42. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at June 30, 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Inherent uncertainty regarding the recoverable amount of patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 10 to the financial statements, the directors have determined that patents and associated deferred research and development costs (note 11) totalling $18 411 327 (2001: $19 210 505) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licencing of patents and/or sale of the patents.

Subsequent to balance date, an exclusive heads of agreement has been signed for sale of not less than 4,000,000 units per year for five years of the OMI needle-free access value (refer note 30).

The safety scalpel has recently been subjected to trials in the United States. The interest generated from these trials has prompted the company to apply for approval from the US regulatory body, the Food and Drug Administration (FDA) and the consolidated entity is currently involved in negotiations with a number of companies in respect of licensing of this patent/distribution of product.

At the date of this report, the reliability of the expected cash flows is dependent upon the outcome of the current heads of agreement and other negotiations and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly, no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs to the consolidated entity. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

The carrying value of the patents also provides the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2001: $16,564,639).

PKF	R Q Cole
A Brisbane Partnership	Partner
Chartered Accountants	

Dated at Brisbane this 24th day of September, 2002.

shareholder **information**

Twenty largest shareholders

The names of the 20 largest holders of ordinary shares as at August 31, 2002 are listed below:

Name	No. of Ordinary Shares Held	% of Issued Share Capital
B & V Kiehne	9 841 410	38.82
Citune Pty Ltd	3 230 000	12.74
Dynex Holdings Limited	1 124 040	4.43
C B Nurcombe Engineering Pty Ltd	1 110 000	4.38
D Kiehne	420 000	1.66
L Kiehne	420 000	1.66
K Taske	419 900	1.66
M Walker	419 900	1.66
Australian Mutual Growth Fund Pty Ltd	370 000	1.46
J Taske	344 900	1.36
L Griffiths	293 578	1.16
Taske Superfund	275 000	1.08
L S Cray	127 000	0.50
M Terranover	97 000	0.38
D Norris	87 000	0.34
Transways Pty Ltd	80 000	0.32
J G Nastasi	78 000	0.31
R W Siller	65 000	0.26
J Sklavos	62 000	0.24
I W Jacobs	60 000	0.24
TOTAL	18 924 728	74.66

Shareholders' information

Distribution of listed shares as at August 31, 2002.

Ordinary shares

1 - 1,000	144 008
1,001 - 5,000	1 902 336
5,001 - 10,000	1 487 295
10,001 - 100,000	3 424 359
100,001 and over	18 395 728
	25 353 726

There are 10 shareholders who hold less than a marketable parcel of ordinary shares in the company. *The 20 largest shareholders hold 74.66%* of the ordinary shares issued in the company.

Voting rights

Ordinary shares carry voting rights of one vote per share.

Substantial shareholders as at August 31, 2002

B Kiehne	9 841 410
Citune Pty Ltd	3 230 000

Shares in the company in which directors have a relevant interest as at August 31, 2002

B Kiehne	9 841 410
W Grady	3 230 000
J Taske	619 900
D Jenkins	370 000
R W Siller	65 000
M Hayne	38 000

omi
Occupational & Medical Innovations Limited ACN 091 192 871
1/12 Booran Drive Slacks Creek Q 4127 Ph 07 3209 3099 Fax 3209 4765 www.omiltd.com

Occupational and Medical Innovations Limited

ABN 11 091 192 871

Notice of the Annual General Meeting of Shareholders

to be held at ASX Lecture Theatre

Level 5, Riverside Centre, 123 Eagle Street Brisbane

Monday 25th November 2002 at 3:30pm

Ordinary Business

1 Financial Statements

To receive and consider the Financial Report of Occupational & Medical Innovations Limited and its controlled entities and the Reports of Directors and the Auditor for the Financial Year ended 30 June 2002.

2 Election of Directors

In accordance with Article 16.3 of the Constitution, of Occupational & Medical Innovations Limited both Mr. Michael Hayne and Mr. Roderick William Siller retire. Mr. Hayne, being eligible offers himself for re-election.

The Meeting is to consider and, if thought fit, pass the following ordinary resolution.

"that Michael Hayne, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Occupational & Medical Innovations Limited."

Information about the candidate appears in the accompanying notes.

Dated 22nd October 2002

By Order of the Board of Directors,

David Jenkins

Company Secretary

Occupational & Medical Innovations Limited (OMI) A.C.N. 082 8

Explanatory Notes to the Notice of 2002 Annual General Meeting

1. Voting

OMI has determined in accordance with Section 252Y of the Corporations Act 2001 that for the purposes of voting at the Meeting securities will be taken to be held by those persons recorded on the Company's share register as at 3:30pm (Brisbane time) on Saturday, 23 November 2002. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

2. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of OMI.

(e) To be effective, OMI must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged as follows:

• by mail either –to:

Occupational & Medical Innovations Limited
PO Box 2150
Logan City BC
Queensland 4114

--or by facsimile to:

Occupational & Medical Innovations Limited
(07) 3209 4765

-- or • by delivery to:

Occupational & Medical Innovations Limited
Unit 1, 12 Booran Drive,
Slacks Creek
Queensland 4127

(f) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(g) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as he or she thinks fit.

(h) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder, in favour of that item.

EXPLANATORY NOTES to the notice of meeting for the 2002 Annual General Meeting (Continued)

The following are explanatory notes in relation to the items of business included in the Notice convening the 2002 Annual General Meeting:

Item 1 Financial Statements and Reports

The Corporations Act 2001 requires that the Report of the Directors, the Auditor's Report and the Financial Report be laid before the Annual General Meeting. In addition the Company's Constitution provides for such Reports and Statements to be received and considered at the meeting. Neither the Corporations Act 2001 nor the Company's Constitution requires a vote of shareholders at the Annual General Meeting on such Reports or Statements, however shareholders will be given ample opportunity to raise questions with respect to these Reports and Statements at the meeting.

Item 2 Election of Director

The Company's Constitution (Article 16.3) requires that one third of the Directors (excluding the Managing Director) (or if that number is not divisible by 3 the next lowest number so divisible) retire at the Annual General Meeting. The Constitution (Article 16.2) further provides that each Director is required to retire no later than at the third Annual General Meeting following his or her last election or appointment by a general meeting. Any Director retiring from office under Articles 16.2 or 16.3 is eligible for re-election.

Mr. Michael Hayne and Rod Siller retire pursuant to Article 16.3.

Profile of the candidate offering himself for election to the office of Director is set out below.

Michael Hayne

Mr. Michael Hayne was appointed to the Board of. the Company in June 2000. Michael is a senior partner in the Brisbane law firm Nicholsons. Michael has been instrumental in guiding the Company since his appointment and has contributed greatly towards the development of the Company's commercial activities and has been instrumental ensuring that the Company maintain the highest compliance standards.

The Board recommends that shareholders vote in favour of Resolutions.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 6 of 13 pages.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	16,572,240
39	Class of +securities for which quotation is sought	Fully Paid Ordinary Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of Restriction period.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	25,353,726	Fully paid ordinary shares

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 12 of 13 pages.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.